EXHIBIT 99.1

Equinox Gold Provides Operations Update and Announces Exercise of Warrants

VANCOUVER, April 28, 2020 /CNW/ - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") today provides an operations update and announces the exercise of warrants.

Operations Update

The temporary suspension of mining activities at the Company's Los Filos Mine in Guerrero State, Mexico has been extended in compliance with an order by the Federal Government of Mexico extending the suspension of non-essential activities until May 30, 2020, with the potential for earlier start-up on May 18, 2020 in areas with low or no cases of COVID-19. The Company has continued processing solution from the Los Filos heap leach pads and producing gold at a reduced level during the temporary suspension.

The Company's Pilar Mine in Goiás State, Brazil is ramping up to full operations after a previously announced short-term suspension of mining activities in compliance with a State Government restriction.

The Company's other producing mines continue to operate normally with COVID-19 safety and preventive measures in place. Phase 1 construction of the Castle Mountain Gold Mine continues and is approximately 75% complete. Further, the Company continues to advance engineering and economic studies related to the Los Filos carbon-in-leach plant and the Santa Luz restart with the objective of making construction decisions for both projects later this year.

The Company is currently unable to determine the potential effects of the COVID-19 pandemic on fiscal 2020 guidance and will provide updates as practical. Equinox Gold continues to enforce stringent operational and safety procedures across the Company to help protect the health and economic wellbeing of its workforce, suppliers and local communities.

Warrant Exercise

Warrants held by Pacific Road Resources Funds were exercised for net proceeds to Equinox Gold of approximately C$20.7 million on issuance of 4,744,870 common shares of the Company.

About Equinox Gold

Equinox Gold is a Canadian mining company with six producing gold mines, a multi-million-ounce gold reserve base and a strong growth profile from two development projects and two expansion projects. Equinox Gold operates entirely in the Americas, with two properties in the United States, one in Mexico and five in Brazil. Equinox Gold's common shares are listed on the TSX and the NYSE American under the trading symbol EQX. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes and Forward-looking Statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements". When used in this news release, words such as "will", "potential", "temporary", "continue", "advance", "objective", "growth", and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the Company's ability to achieve the 2020 production and cost estimates at its properties, the timing and likelihood of project development, construction and expansion, the Company's plans and protocols with regard to managing potential impacts related to the COVID-19 pandemic, the Company's strategy to help protect the health and economic wellbeing of its workforce and local communities, the Company's business continuity protocols and the potential impact on operations related to COVID-19, the Company's ability to maintain activities and productivity at its operating mines, the Company's ability to successfully resume operations at mines at which operations have been restricted or temporarily suspended, and the Company's ability to advance its development and expansion projects and achieve its growth objectives.

These forward-looking statements involve assumptions, numerous risks and uncertainties, certain of which are beyond the Company's control including risks associated with or related to the volatility of metal prices and the Company's shares, there being no significant disruptions affecting the Company's operations or projects, risks related to the COVID-19 pandemic including government and health authority responses and increased regulations and restrictions regarding the flow of labour, materials and impact on the Company's business, projects and operations, as well as the risk factors identified in Equinox Gold's year-end MD&A dated February 28, 2020, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. The COVID-19 situation is changing rapidly and Equinox Gold will continue to review and adapt its response protocols as the situation unfolds, applying guidelines outlined by the World Health Organization and governments of countries within which the Company operates. The extent to which COVID-19 (or any other disease, epidemic or pandemic) impacts business activity, operations or financial results, and the duration of any such impact, will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning COVID-19 and the actions required to contain or treat its impact, among others. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/April2020/28/c8258.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, Chief Executive Officer, Rhylin Bailie, Vice President, Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 17:35e 28-APR-20